

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2015

Michael Schuler
Chief Executive Officer
Bone Biologics, Corp.
175 May Street, Suite 400
Edison, NJ 08837

**Re:** **Bone Biologics, Corp.**
**Amendment No. 1 to Registration Statement on Form S-1**
**Filed April 30, 2015**
**File No. 333-200156**

Dear Mr. Shuler:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 21, 2015 letter.

Selling Stockholders, page 44

1. Please revise the selling stockholder table to include the correct number of shares and percentage of your outstanding shares that will be beneficially held by each selling stockholder following this offering. Please also clarify which shares of common stock being registered are underlying warrants, and, for each applicable selling stockholder, please clearly disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by such stockholder.

Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Liz Walsh, Staff Attorney, at (202) 551-3696 or met at (202) 551-3720 with any other questions.

Sincerely,

/s/ Elizabeth C. Walsh for

Mara L. Ransom
Assistant Director